Registration No. 333-131155

May 9, 2006

Dear Investor,

I am pleased to offer you an opportunity to purchase stock in Atlantic Southern Financial Group Inc. and have enclosed a prospectus for your review. The proceeds will be used to fund future growth including opening new de novo branches, purchasing additional land for branches, funding future loan demand in existing and new markets, and ensuring sufficient risk-based capital and liquidity for our continued growth.

The price per share is $30.00 and we plan to sell 666,666 shares for a total of $20,000,000 in new capital.

If you are interested in purchasing shares, please complete the enclosed subscription agreement and make your checks payable to Atlantic Southern Financial Group. Our plan is to have the offering completed by May 31st, therefore we suggest that you mail your check promptly to the bank at PO Box 21750 Macon, Georgia 31221 or personally deliver it to any of our retail banking centers. A list of our locations accepting stock purchases is listed below.

We appreciate your interest, if you have any questions; please call me at (478) 757-8181.

Sincerely,

Mark A. Stevens

Mark A. Stevens
President & CEO

4077 Forsyth Road
Macon, Georgia 31210

502 Mulberry Street
Macon, Georgia 31210

464 S. Houston Lake Road
Warner Robins, Georgia 31008

597 S. Columbia Ave.
Rincon, Georgia 31326

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the documents are available by accessing the issuer’s website at www.atlanticsouthernbank.com under “Investor Information,” or you may request a prospectus from the issuer by calling
(478) 757-8181.